UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO. 2)


                             Rural/Metro Corporation
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    781748108
                                 --------------
                                 (CUSIP Number)


                                 Mark S. Howells
                        2390 E. Camelback Rd., Suite 315
                             Phoenix, Arizona 85016
                            Telephone: (602) 957-2700
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 24, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 7 pages)

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CUSIP NO. 781748108                    13D/A                   Page 2 of 7 Pages
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mark S. Howells
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF [See Item 3 Below]
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     774,580
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     17,200
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       774,580
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     17,200
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,260,353
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.5%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
    --------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP NO. 781748108                    13D/A                   Page 3 of 7 Pages
-------------------                                            -----------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Bruce W. Derrick
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS

    PF [See Item 3 Below]
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     468,573
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       468,573
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,260,353
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.5%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
    --------------------------------------------------------------------------

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CUSIP NO. 781748108                    13D/A                   Page 4 of 7 Pages
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER

     This constitutes Amendment No. 2 (the "second amendment") to the statement on Schedule 13D, dated March 7, 2001 (the "initial statement") as previously amended, with respect to the Common Stock, par value $.01 per share (the "Stock") of Rural/Metro Corporation (the "Issuer"), a Delaware corporation, with principal executive offices located at 8401 East Indian School Road, Scottsdale, Arizona, 85251. This filing and the initial statement, as previously amended is subject to the Joint Filing Agreement in Exhibit 1.

     The second amendment is filed to reflect a change in beneficial ownership from 9.6% to 8.5%. Such a change is the net result of an increase of 1,600 in the number of shares owned by Mr. Derrick, the sale of 158,870 shares by Mr. Howells and an increase in the number of shares of Stock outstanding by the Issuer.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This statement is being jointly filed by Mark S. Howells and Bruce W. Derrick. Mr. Howells and Mr. Derrick are sometimes collectively referred to herein as the "Reporting Persons".

     (b) The principal business address of Mark S. Howells is 2390 East Camelback Road, Suite 315, Phoenix, Arizona 85016. The principal business address of Bruce W. Derrick is 3900 Essex Lane, Suite 550, Houston, Texas 77027.

     (c) Mr. Howells is the President and Chief Executive Officer of M.S. Howells & Company, a financial services company. Mr. Derrick is the President of Derrick Interests, Inc., a real estate and investment company.

     (d) Neither of the Reporting Persons nor, to the best of their knowledge, any of the other persons listed on Schedule 1, during the last five years has been convicted in a criminal proceeding, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e) The Reporting Persons are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate amount of funds required by Mr. Howells to purchase the 774,580 shares of Stock owned by him was $1,385,982. All funds used to purchase the Stock were obtained from the personal funds of Mr. Howells.

     The aggregate amount of funds required by Mr. Derrick to purchase the 468,573 shares of Stock owned by him was $1,374,452. All funds used to purchase the Stock were obtained from the personal funds of Mr. Derrick.

ITEM 4. PURPOSE OF TRANSACTION

     Each of the Reporting Persons independently purchased shares of the Issuer's Stock because they had individually determined that the Stock may present significant opportunities for realization of increased shareholder value. Subsequently, on March 2, 2001, the Reporting Persons orally agreed to act in concert for the purpose of influencing the business and affairs of the Issuer with the intent of maximizing shareholder value. To this end, the Reporting Persons may engage in any number of activities including, but not limited to, the following: (i) meetings and discussions with management and the Board of Directors of the Issuer with the intent to influence the Issuer's business and affairs including its Board of Directors composition, the acquisition or disposition of assets, businesses or properties, or the pursuit of strategic initiatives; (ii) discussions with other shareholders of the Issuer with the intent to communicate the viewpoints of the Reporting Persons and

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CUSIP NO. 781748108                    13D/A                   Page 5 of 7 Pages
-------------------                                            -----------------

thereby seek their support in so influencing the Issuer's  business and affairs;
(iii) request that the Board of Directors of the Issuer take actions to reconstitute the Board of Directors so that it is comprised of (x) the current Chief Executive Officer and (y) other directors who are each truly independent (having no other business relationships with the Issuer) and who are committed to pursuing alternatives that will successfully effect a restructuring and refinancing of the Issuer and otherwise maximize shareholder value; and (iv) any other activities deemed by the Reporting Persons to be effective for the purpose of so influencing the business and affairs of the Issuer including contacts with the Issuer and third parties with respect to potential extraordinary corporate transactions. At this time, the Reporting Persons do not seek to acquire control of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Based on information included in the Form 10-Q filed by the Issuer for the quarter ended March 31, 2001, there were 14,899,920 shares of Stock outstanding as of May 10, 2001.

     (a) The Reporting Persons, as members of a group, beneficially own 1,260,353 shares or 8.5% of the Issuer's Stock.

     (b) Mr. Howells has the sole power to vote and to dispose of 933,450 shares of the Issuer's Stock. Mr. Howells has shared power to vote and to dispose of 17,200 shares of the Issuer's Stock which shares are held in five separate trusts for the benefit of Mr. Howells' children and nephews. Schedule 1 hereto sets forth the name, the state or other place of organization, the principal business and the address of the principal business of each trust and/or trustee with which Mr. Howells has shared power to vote and to dispose of the 17,200 shares of the Issuer's Stock.

     Mr. Derrick has (i) the sole power to vote and to dispose of 466,973 shares of the Issuer's Stock of which 2,000 shares are held in the UGMA account of William C. Derrick, for which account Mr. Derrick serves as custodian, and (ii) shared power to vote and to dispose of 0 shares of the Issuer's Stock.

     (c) Except as set forth on Schedule 2 hereto, the Reporting Persons have effected no transactions in the Stock of the Issuer during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Issuer's Stock.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Persons have agreed orally to act in concert for the purpose of influencing the business and affairs of the Issuer in the manner described above in Item 4. However, the Reporting Persons presently disclaim any oral or written agreement with respect to the acquisition, disposition or voting of the Issuer's Stock or any other equity securities and will continue to maintain individual and independent decision making with respect to the acquisition, disposition or voting of the Issuer's Stock and any of its other securities.

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CUSIP NO. 781748108                    13D/A                   Page 6 of 7 Pages
-------------------                                            -----------------

     Mr. Howells acknowledges beneficial ownership of the Stock held in each trust listed in Schedule 1 by virtue of the fact that he renders advice to the trustees of such trusts regarding the acquisition, voting and disposition of the Stock held in the trusts. At the present time, neither Mr. Howells nor Mr. Derrick has any agreement, arrangement or understanding with any of the trustees with respect to the matters set forth in this statement on Schedule 13D and they expressly disclaim that the trusts or their trustees are acting in concert with them at this time with respect to such matters.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following materials are filed as Exhibits to this Schedule 13D.

     Exhibit 1      Joint Filing Agreement

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CUSIP NO. 781748108                    13D/A                   Page 7 of 7 Pages
-------------------                                            -----------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Mark S. Howells
                                        ----------------------------------------
                                        Mark S. Howells

                                        Date: August 3, 2001
                                              ----------------------------------


                                        /s/ Bruce W. Derrick
                                        ----------------------------------------
                                        Bruce W. Derrick

                                        Date: August 3, 2001
                                              ----------------------------------